CARDIOME

6190 Agronomy Road,
Suite 405
Vancouver, B.C.
V6T 1Z3

Tel: 604-677-6905
Fax: 604-677-6915

FOR IMMEDIATE RELEASE   NASDAQ: CRME   TSX: COM

CARDIOME TO PRESENT AT CANACCORD GENUITY GROWTH CONFERENCE ON AUGUST 13

Vancouver, Canada, August 6, 2014 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that William Hunter, M.D., President & CEO of Cardiome, will present an update on the company's progress at the Canaccord Genuity Growth Conference on August 13, 2014 at 2:00 p.m. EDT in Boston. A live webcast and a replay of the company's presentation will be available on the Cardiome corporate website at www.cardiome.com.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

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